UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549

SCHEDULE 13D
[Rule 13d-101]

Under the Securities Exchange Act of 1934

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
SECTION 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO SECTION 240.13D-2(a)

Bonds.com Group, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

098003106

(CUSIP Number)

R. George O’Krepkie, Jr.
c/o Bonds.com Group, Inc.
529 5th Avenue
New York, NY 10017

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 2, 2011

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box:   ☐

CUSIP No.: 098003106

1. Name of reporting persons: R. George O’Krepkie, Jr.

2. Check the appropriate box if a member of group (a) ☐ (b) ☐

3. SEC use only

4. Source of Funds OO

5. Check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐

6. Citizenship or Place of Organization: United States Citizen

Number of shares beneficially owned by each reporting person

7. Sole Voting Power 20,122,9171

8. Shared Voting Power -0-

9. Sole Dispositive Power 20,122,9171

10. Shared Dispositive Power -0-

11. Aggregate amount beneficially owned by the reporting person: 20,122,9171

12. Check if the aggregate amount in row (11) excludes certain shares ☐

13. Percent of class represented by amount in row (11): 16.2%

14. Type of reporting person: IN

______________

1    Of the 20,122,917 shares of common stock, par value $0.0001 per share (the “Common Stock”) reported in this Schedule 13D (the “Shares”), 18,575,000 represent shares the Reporting Person has the right to acquire upon the exercise of a non-qualified stock option for an exercise price of $0.07 per share, which was granted to Mr O'Krepkie by Bonds.com Group, Inc. on February 2, 2011.  Such option is exercisable as of the date of grant and continues to be exercisable for a period of seven (7) years.  The remaining 1,547,917 of the Shares reported herein represent 1/12th of an additional 18,575,000 shares of Common Stock that become exercisable within 60 days from the date of this Statement pursuant to a second non-qualified stock option granted to the Reporting Person on February 2, 2011.   The remaining 17,027,083 shares under such second option are not exercisable within 60 days from the date of this Statement.  The exercise price under such second option is $0.105 per share, and 1/12 of the total shares of Common Stock subject to such second option vest at the beginning of each calendar quarter commencing after the date of grant.  These options were granted to the Reporting Person in the form incorporated by reference as Exhibit 1 hereto and contain provisions with respect to the accelerated vesting and termination of the options upon the termination of the Reporting Person’s employment under various circumstances.

CUSIP No.: 098003106

The information set forth in response to each separate Item shall be deemed to be a response to all Items where such information is relevant.

Item 1.	Security and Issuer.

This Schedule 13D relates to the Common Stock of Bonds.com Group, Inc. (the "Issuer"), whose principal executive offices are located at 529 5th Avenue, New York, New York 10017.

Item 2.	Identity and Background.

(a)           This Statement is being filed by R. George O’Krepkie, Jr (the "Reporting Person" or “George O'Krepkie”).

(b)           The business address of the Reporting Person is:

c/o Bonds.com Group, Inc.
529 5th Avenue
New York, New York 10017

(c)	The Reporting Person is the President of the Issuer. The Issuer’s principal business is financial services and its address is 529 5th Avenue, New York, New York 10017.

(d)	The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

(f)           The Reporting Person is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration.

On February 2, 2011, the Issuer granted to the Reporting Person two (2) non-qualified stock options.  The first option granted by the Issuer to the Reporting Person is for the purchase of 18,575,000 shares of Common Stock at an exercise price of $0.07 per share (the “Shares”), all of which vested as of the date of grant and remain exercisable for a period of seven (7) years.  The second option granted by the Issuer to the Reporting Person is for the purchase of 18,575,000 shares of Common Stock at an exercise price of $0.105 per share, of which the right to purchase such shares becomes exercisable as to 1/12th of such shares at the beginning of each calendar quarter commencing after the date of grant.  Of the 18,575,000 shares of Common Stock subject to such second option, 1,547,917 shares will become exercisable within 60 days from the date of this Statement.  The remaining 17,027,083 shares subject to such second option are not included in the number of shares reported herein.  These options were granted to the Reporting Person in the form incorporated by reference as Exhibit 1 hereto and contain provisions with respect to the accelerated vesting and termination of the options upon the termination of the Reporting Person’s employment under various circumstances.

CUSIP No.: 098003106

Item 4.	Purpose of Transaction.

The information contained in Item 3 above is incorporated herein by reference.  The Issuer granted to the Reporting Person the non-qualified stock options pursuant to his employment agreement with the Issuer.

The Reporting Person is the President of the Issuer and, as such, may be involved from time to time on behalf of the Issuer in the consideration of matters specified in Item 4 of Schedule 13D.  The Reporting Person intends to review his investment in the Issuer from time to time and, depending upon market conditions and other factors that the Reporting Person may deem material in making his investment decision, the Reporting Person may exercise the vested options, purchase Common Stock in open market or private transactions, sell all or any portion of the Common Stock hereafter acquired by the Reporting Person, either in open market or private transactions, or take other steps to increase, decrease or hedge his investment in the Issuer.

Except as described above, the Reporting Person currently has no plan or proposal that relates to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a)
As of the date hereof, 20,122,917 shares of Common Stock may be deemed beneficially owned by the Reporting Person.  Such shares represent 16.2% of the issued and outstanding shares of Common Stock (assuming the issuance of the shares of Common Stock beneficially owned by the Reporting Person).  The Reporting Person has the right to acquire such shares within 60 days from the date of this Statement upon the exercise of non-qualified stock options.

(b)
The Reporting Person has sole power to vote the Shares beneficially owned by him, and the Reporting Person has the sole power to dispose, or direct the disposition of, the Shares beneficially owned by him.

(c)
Except as described above, during the past sixty days, there were no transactions in shares of Common Stock, or any securities directly or indirectly convertible into or exchangeable for shares of Common Stock, by the Reporting Person or any person or entity controlled by the Reporting Person or any person or entity for which the Reporting Person possesses voting or investment control over the securities thereof.

(d)	Not applicable.

(e)	Not applicable.

Item 6.	Contracts, Understanding, Arrangements and Relationships with Respect to Securities of the Issuer

The information contained in Item 4 above is incorporated herein by reference.

Item 7.	Material to Be Filed as Exhibits.

Exhibit 1.
Form of Non-Qualified Stock Option Agreement between Bonds.com Group, Inc. and George O’Krepkie (incorporated by reference to Exhibit 10.15 to Bonds.com Group, Inc.’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on February 8, 2011)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: February 14, 2011	/s/ R. George O’Krepkie, Jr.
R. George O’Krepkie, Jr., President of Issuer